Exhibit 99.3

ROYAL BANK OF CANADA

U.S. $40,000,000,000

SENIOR GLOBAL MEDIUM-TERM NOTES, SERIES G

AMENDED AND RESTATED CALCULATION AGENCY AGREEMENT
BETWEEN
ROYAL BANK OF CANADA
AND
RBC CAPITAL MARKETS, LLC

JANUARY 8, 2016

This Amended and Restated Calculation Agency Agreement (this “Agreement”) is entered into by and between Royal Bank of Canada (the “Bank”) and RBC Capital Markets, LLC.  The Bank proposes to issue and sell certain of its securities designated as Senior Global Medium-Term Notes, Series G (the “Notes”).  The Notes are to be issued under the Indenture, dated as of October 23, 2003, as supplemented by the First Supplemental Indenture, dated as of July 21, 2006, and the Second Supplemental Indenture, dated as of February 28, 2007 (together, the “Indenture”), in each case between the Bank and The Bank of New York Mellon (as successor to the corporate trust business of JPMorgan Chase Bank, N.A.), as Trustee (the “Trustee”).  The Notes are to be distributed pursuant to the terms of the Distribution Agreement, dated April 30, 2015, as amended January 8, 2016 (the “Distribution Agreement”), among the Bank, RBC Capital Markets, LLC, Barclays Capital Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Goldman, Sachs & Co., Incapital LLC, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, UBS Financial Services Inc., UBS Securities LLC and Wells Fargo Securities, LLC relating to the Notes.  Terms used but not defined herein shall have the meanings assigned to them in the Master Note attached as Exhibit A hereto or in the Prospectus, dated April 30, 2015 (or any successor prospectus delivered to the Calculation Agent, as defined below), as supplemented by the Prospectus Supplement, dated April 30, 2015 (or any successor prospectus supplement delivered to the Calculation Agent, as defined below) (collectively, the “Prospectus”).

For the purpose of appointing an agent to perform the functions of the calculation agent as described in the Prospectus with respect to any Note, the determination of the principal or interest of which is linked to other securities or to commodities or an index or indices (excluding Notes which bear interest at the Commercial Paper Rate, U.S. Prime Rate, LIBOR, Treasury Rate, CMT Rate, CD Rate, CMS Rate, Federal Funds Rate and EURIBOR) to be set forth in one or more pricing supplements to the Prospectus (collectively, the “Floating Rate Indices”), the Bank and RBC Capital Markets, LLC agree as follows:

1.           Upon the terms and subject to the conditions contained herein, the Bank hereby appoints RBC Capital Markets, LLC (in such capacity, the “Calculation

Agent”) for the purpose of performing the functions of the calculation agent with respect to the Floating Rate Indices in the manner and at the times provided in the Notes, the Prospectus and the applicable pricing and (where relevant) product prospectus supplement, except with respect to Notes issued on or after the date hereof where a different calculation agent is designated in the applicable pricing and (where relevant) product prospectus supplement.

2.           The Calculation Agent shall use due care to determine the Floating Rate Indices and all other matters which are required to be determined or provided by the Calculation Agent pursuant to the terms of the applicable Note and as described in the Prospectus and applicable pricing and (where relevant) product prospectus supplement, and (i) shall communicate the same and the relevant interest payment date to the Bank, the Trustee and any paying agent identified to it in writing on the day of such determination or performance and (ii) if applicable, upon the request of a Holder of such a Note, provide the interest rate (based on the applicable Floating Rate Indices) then in effect and, if determined, the interest rate (based on the applicable Floating Rate Indices) that will become effective on the next Interest Reset Date.

3.           The Calculation Agent accepts its obligations set forth herein, upon the terms and subject to the conditions hereof, including the following, to all of which the Bank agrees:

(a)           The Calculation Agent shall be entitled to such compensation as may be agreed in writing with the Bank for all services rendered by the Calculation Agent, and the Bank promises to pay such compensation and to reimburse the Calculation Agent for the reasonable out-of-pocket expenses (including counsel fees and expenses) incurred by it in connection with the services rendered by it hereunder upon receipt of such invoices as the Bank shall reasonably require.  The Bank also agrees to indemnify the Calculation Agent for, and to hold it harmless against, any and all loss, liability, damage, claims or expenses (including the costs and expenses of defending against any claim of liability) incurred by the Calculation Agent that arises out of or in connection with its acting as Calculation Agent hereunder, except such as may result from the gross negligence, willful misconduct or bad faith of the Calculation Agent or any of its agents or employees.  The Calculation Agent shall incur no liability and shall be indemnified and held harmless by the Bank for, or in respect of, any actions taken, omitted to be taken or suffered to be taken in good faith by the Calculation Agent in reliance upon (i) the written opinion of counsel satisfactory to it or (ii) written instructions from the Bank.  The Calculation Agent shall not be liable for any error resulting from the use of or reliance on a source of information used in good faith and with due care to calculate the interest rate or the interest amount for each Note or in determining any other matter required to be determined by the Calculation Agent pursuant to the terms of the Note.  The provisions of this paragraph shall survive the termination of this Agreement.

(b)           In acting under this Agreement and in connection with the Notes, the Calculation Agent is acting solely as agent of the Bank and does not assume any obligations to, or relationship of agency or trust for or with, any of the owners or holders of the Notes.

(c)           The Calculation Agent shall be protected and shall incur no liability for or in respect of any action taken or omitted to be taken or anything suffered by it in reliance upon the terms of the Notes, any notice, direction, certificate, affidavit, statement or other paper, document or communication reasonably believed by it to be genuine and to have been approved or signed by the proper party or parties.

(d)           The Calculation Agent shall be obligated to perform such duties and only such duties as are herein specifically set forth and any duties necessarily incidental thereto, and no implied duties or obligations shall be read into this Agreement against the Calculation Agent.

(e)           Unless herein otherwise specifically provided, any order, certificate, notice, request, direction or other communication from the Bank made or given by it under any provision of this Agreement shall be sufficient if signed by a proper officer or an authorized person of the Bank.

(f)           The Calculation Agent may, upon obtaining the prior written consent of the Bank, perform any duties hereunder either directly or by or through agents or attorneys, and the Calculation Agent shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder.

(g)           In no event shall the Calculation Agent be liable for special, indirect or consequential loss or damage of any kind whatsoever (including, but not limited to, lost profits), even if the Calculation Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

(h)           The Calculation Agent shall not be responsible or liable for any failure or delay in the performance of its obligations under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including without limitation, acts of God; earthquakes; fires; floods; wars; civil or military disturbances; sabotage; epidemics; riots; interruptions, loss or malfunctions of utilities, computer (hardware or software) or communications service; accidents; labor disputes; acts of civil or military authority or governmental actions; it being understood that the Calculation Agent shall use its best efforts to resume performance as soon as practicable under the circumstances.

(i)           No provision of this Agreement shall require the Calculation Agent to expend, advance or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers hereunder unless it is indemnified to its reasonable satisfaction and the Calculation Agent shall have no liability to any person for any loss occasioned by any delay in taking or failure to take any such action while it is awaiting an indemnity reasonably satisfactory to it.

4.           (a)  The Calculation Agent may at any time resign as Calculation Agent by giving written notice to the Bank of such intention on its part, specifying the date on which its desired resignation shall become effective; provided, however, that such date shall not be earlier than 60 days after the receipt of such notice by the Bank, unless the Bank agrees in writing to accept less notice.  The Calculation Agent may be removed (with or without cause) at any time by the filing with it of any instrument in writing signed on behalf of the Bank by a proper officer or an authorized person thereof and specifying such removal and the date when it is intended to become effective.  Such resignation or removal shall take effect upon the date of the appointment by the Bank, as hereinafter provided, of a successor Calculation Agent.  If within 60 days after notice of resignation or removal has been given, a successor Calculation Agent has not been appointed, the Calculation Agent may, at the expense of the Bank, petition a court of competent jurisdiction to appoint a successor Calculation Agent.  A successor Calculation Agent shall be appointed by the Bank by an instrument in writing signed on behalf of the Bank by a proper officer or an authorized person thereof and the successor Calculation Agent.  Upon the appointment of a successor Calculation Agent and acceptance by it of such appointment, the Calculation Agent so superseded shall cease to be such Calculation Agent hereunder.  Upon its resignation or removal, the Calculation Agent shall be entitled to the payment by the Bank of its compensation, if any is owed to it, for services rendered hereunder and to the reimbursement of all reasonable out-of-pocket expenses incurred in connection with the services rendered by it hereunder.

(b)           Any successor Calculation Agent appointed hereunder shall execute and deliver to its predecessor and to the Bank an instrument accepting such appointment hereunder, and thereupon such successor Calculation Agent, without any further act, deed or conveyance, shall become vested with all the authority, rights, powers, trusts, immunities, duties and obligations of such predecessor with like effect as if originally named as such Calculation Agent hereunder, and such predecessor, upon payment of its charges and disbursements then unpaid, shall thereupon become obliged to transfer and deliver, and such successor Calculation Agent shall be entitled to receive, copies of any relevant records maintained by such predecessor Calculation Agent.

(c)           Any corporation into which the Calculation Agent may be merged or converted or with which the Calculation Agent may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Calculation Agent shall be a party, or any corporation succeeding to all or substantially all of the assets and business of the Calculation Agent, shall, to the extent permitted by applicable law and provided that it shall have an established place of business in The City of New York, be the successor Calculation Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto.  Notice of any such merger, conversion, consolidation or sale shall forthwith be given to the Bank within 30 days of such merger, conversion, consolidation or sale.

5.           Any notice required to be given hereunder shall be delivered in person, sent by letter, facsimile or communicated by telephone (subject, in the case of communication by telephone, to confirmation dispatched within twenty-four hours by letter), to the following addresses (or to any other address of which any party shall have notified the others in writing as herein provided): in the case of the Bank, Royal Bank of Canada, 200 Bay Street, South Tower, 9th Floor, Toronto, Ontario, Canada M5J 2J5, telephone: (416) 974-0117, facsimile: (416) 974-4555, and in the case of the Calculation Agent, RBC Capital Markets, LLC, Global Equity Derivatives Administration, 3 World Financial Center, 5th Floor, 200 Vesey Street, New York, New York, 10281-8098, facsimile: (212) 858-7033.  Any notice hereunder given by telephone, facsimile or letter shall be deemed to be received when in the ordinary course of transmission or post, as the case may be, it would be received.

6.           This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.  EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT.

7.           This Agreement may be executed by each of the parties hereto in any number of counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all such counterparts shall together constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

ROYAL BANK OF CANADA

By:	/s/ James Salem
	Name:	James Salem
	Title:	Executive Vice-President and Treasurer

By:	/s/ David M. Power
	Name:	David M. Power
	Title:	Vice-President, Corporate Treasury

RBC CAPITAL MARKETS, LLC, as the Calculation Agent

By:	/s/ Paul Morton
	Name:	Paul Morton
	Title:	Managing Director

Amended and Restated Calculation Agency Agreement